Exhibit 99.1

QIWI ANNOUNCES APPROVAL OF 2013 FINAL DIVIDEND

MOSCOW, RUSSIA – June 02, 2014 – QIWI plc, (NASDAQ: QIWI) announced today that the payment of the 2013 final dividend of 32 cents per share earlier recommended by the Board of Directors was approved during its Annual General Meeting that took place on Monday June 02, 2014. The dividend record date is June 13, 2014, and the Company intends to pay the dividend on June 17, 2014. The holders of ADSs will receive the dividend shortly thereafter.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.5 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy

Head of Investor Relations

+7 499 709 0192

ir@qiwi.com